EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made and entered into on this 10th day of May, 2010, by and between ALAMO GROUP (IL) INC., a Delaware corporation (the “Seller”) and ART’S-WAY MANUFACTURING CO., INC., a  Delaware corporation (the “Buyer”).

W I T N E S S E T H:

WHEREAS, the Seller is engaged in the business of manufacturing and distributing for sale the hay baler equipment described on Exhibit A attached hereto (“Product Line”) (the business of manufacturing and selling products within the Product Line being hereafter sometimes referred to as the "Business"); and

WHEREAS, Buyer desires to purchase, and the Seller desires to sell, on the terms and conditions hereinafter set forth, the Assets (as hereinafter defined) of Seller relating to the Business;

Now, therefore, in consideration of the premises and of the mutual covenants contained herein, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1.Purchase and Sale of Assets.  Subject to the terms and conditions hereof, Buyer hereby agrees to purchase from the Seller, and the Seller hereby agrees to sell, assign and transfer to Buyer, effective on the Closing, as hereinafter defined, the following:

a.	All of the Seller’s inventory of raw material, work in process, finished goods and spare parts related to the Product Line (the “Inventory”), said inventory being itemized on the Attached Exhibit B;

b.
All of the following, but only to the extent it is used in connection with the Business: Seller’s drawings, blueprints, schematics, patterns, engineering data, manufacturing data, technical information and manuals;

c.	All of the Seller’s jigs, fixtures, dies, molds, specialty tooling and similar items, used in connection with the Business, said items being itemized on the attached Exhibit C ;

d.
All business records pertaining to the Business (but excluding corporate minute books and related corporate records or records for any product other than the Product Line) including customer (dealer) lists, costumer backlogs, pending orders, pending purchase contracts, customer files, vendor lists, dealer lists , bills of materials, pricing and information manuals, product literature, brochures and inventory records;

e.	The right to use for a period of five (5) years after the Closing the name “M&W Baler”. After five (5) years from the Closing Buyer shall cease use of the name “M&W Baler” in any capacity.

The foregoing assets to be sold by the Seller to the Buyer pursuant to the terms and conditions of this Agreement are hereinafter collectively referred to as the “Assets”.

Section 1.2.Excluded Assets.  Any asset not specifically included is excluded from this transaction.

Section 1.3.  Liabilities.   Except as otherwise specifically provided in this Agreement, Buyer shall assume no liability or obligation of Seller as a result of the proposed transaction whether such liability or obligation is accrued, absolute, contingent, or otherwise.

Section 1.4.  Purchase Price.  Buyer shall purchase the Assets from Seller for a total purchase price determined as follows (the “Purchase Price”):

a.	The sum of $475,049.98 (hereinafter “Inventory Payment”), which amount shall be subject to adjustment after Closing as set forth in Section 1.5(b) hereof; and,

b.
Buyer shall pay to Seller, with respect to each contract year (as hereinafter defined) occurring after Closing, for five (5) consecutive contract years, an amount (hereinafter “Product Line Payment”) equal to two percent (2%) of the dealer net cost (exclusive of taxes and transportation and before the deduction of any trade in allowance) of all hay balers manufactured and sold by Buyer using the Business purchased hereunder and any minor modifications (a modification using the fixtures, tooling and designs purchased hereunder shall  be considered a minor modification) or updates  to the basic design of the Hay Baler Equipment during such year; provided, however, that the total Product Line Payments made  with respect to sales during any contract year  shall in no event total less than $8000 or total more than $16,000 for any contract year during said five year period; and,

c.
3.5% of all spare parts sales with the Business made by Buyer within five (5) years of the date of Closing with no minimum or maximum payment requirements (the foregoing being hereinafter referred to as “Spare Parts Payment”).

Section 1.5.  Payment of Purchase Price; Post-Closing Adjustment to Purchase Price.

a.
Payment of Purchase Price. The Inventory Payment shall be paid by Buyer to Seller at Closing by certified funds, wire transfer, or other immediately available funds.  The Product Line Payment and the Spare Parts Payment shall be paid on a calendar quarterly basis within thirty (30) days after the end of each quarter based upon sales during the quarter for which such payment pertains.  The term “contract year” shall mean the period between the Closing or anniversary thereof, and the day that is one year thereafter.

b.
Post-Closing Adjustment to Purchase Price.  The Inventory has been valued in accordance with U.S. GAAP and Seller’s reserve and inventory policies. The parties hereto have mutually agreed upon markdowns for excess and obsolete.  The parties hereto agree that the estimated value (after applying such markdowns) of the Inventory as of Closing is $475,049.98 (“Closing Inventory Amount”). Within thirty (30) days after all of the Inventory is received by the Buyer at its Armstrong, Iowa, Buyer shall notify Seller of any discrepancy in the count of such Inventory actually received by Buyer with the Inventory used for (Closing (Discrepancy Notice). No item of inventory shall be counted if it is broken, damaged or used. If the Discrepancy Notice shall indicate that the value of the Inventory is less than the Inventory Price paid at Closing, Seller shall refund to Buyer the amount of such discrepancy set forth in the Discrepancy Notice within 30 days of receipt of same by Seller. If the Discrepancy Notice shall indicate that the value of the Inventory is more than the Inventory Price paid at Closing, Buyer shall pay to Seller the amount of such discrepancy set forth in the Discrepancy Notice within 30 days of receipt of same by Buyer. If the parties cannot come to a mutual agreement regarding the amount of an adjustment under this Section such dispute shall be fully and finally resolved by binding arbitration in accordance with the American Arbitration Association Commercial Arbitration Rules.

Section 1.6.Closing.  The closing (“Closing”) of the sale and purchase of the Assets hereunder shall take place at the offices of the Seller on or before May 26, 2010.

Section 1.7.  Deliveries at Closing.

a.	At the Closing, the Seller shall deliver to Buyer the following:

i.	The Bill of Sale in the form attached hereto as Exhibit D and such other instruments of conveyance, if any, as may be reasonably requested by Buyer;

ii.
A Certificate from the Counsel for Seller that all necessary corporate action necessary to authorize the execution of this agreement by Seller and the closing of the transaction set forth herein has been taken by Seller; and

iii.
Duly executed satisfactions, terminations, statements and/or releases in form and substance reasonably satisfactory to Buyer and its Counsel sufficient for releasing any and all claims, liens, or encumbrances, if any, affecting the Purchased Assets.

b.	At the Closing, the Buyer shall deliver to Seller, the Inventory Payment.

ARTICLE II
OTHER AGREEMENTS

Section 2.1    Delivery of the Business.  Title to and risk of loss to the  Assets, shall be transferred to Buyer on the date of Closing.; provided however, that Seller shall be entitled to keep copies of all documents and information provided to Buyer but Seller shall keep all such information and documents confidential and not disclose same to any third parties unless required by law.

Section 2.2.  Removal of Assets.   The Assets shall be removed from Seller’s facility by Buyer within forty-five  (45) days after Closing provided that wholegoods may remain there for up to six (6) months. No charge shall be made to Buyer for storage of the Assets.  Storage at Seller’s premises and transfer of the Assets from Seller’s facility shall be at Buyer’s risk.  Seller shall at no cost to Buyer, prepare the Assets for shipment and load same onto trucks or trailers furnished by Buyer for shipment to Buyer’s Armstrong, Iowa, facility, provided, however, with respect to Assets not removed within the time limits set forth in this paragraph,  Buyer shall  pay to Seller, Seller’s cost (payroll and payroll burden only) of preparing said assets for shipment and loading same. The time limits set forth herein shall be extended to the extent removal of such assets within said times shall be delayed by Seller.

Section 2.3.  Warranty Service.  Seller shall remain responsible for furnishing warranty service under Seller’s standard warranty terms and conditions after Closing with respect to any Hay Baler Equipment sold by Seller prior to Closing.  At Seller’s request and approval, Buyer agrees to provide warranty repairs on behalf of Seller, which warranty work may be done by Buyer’s distributors and/or dealers or by Buyer. Seller agrees to pay when invoiced the Buyer’s costs thereof (including amounts paid to distributors and/or dealers for doing the work) plus ten percent (10%).

Section 2.4.  Non-solicitation of Seller’s Employees. Buyer agrees that, for a period of two (2) years  after  the  Closing, Buyer will not without  the  prior  written  consent  of Seller recruit, lure or entice away any person who is an employee of Seller to leave  the  employ  of  Seller. The prohibitions contained in this Section shall not extend to general solicitations of employment by way of advertisement or other similar methods which are not specifically directed towards employees of the Seller and shall not apply to any person who contacts Buyer requesting employment without first having been contacted by Buyer.

Section 2.5.  Non-Compete of Seller.  As a material inducement to Buyer to enter into this Agreement, Seller agrees not to compete with Buyer in the manufacture or distribution of round  hay baler equipment of the size of the Product Line in North America either directly or indirectly, through affiliated persons or entities, for a period of five (5) years after the Closing.  For purposes of this Section, a person shall be considered an affiliated person if that person is an employee, officer or director of Seller; provided, however, that if any former employee, officer or director competes with Buyer during such five (5) year period in the manufacture or distribution of said size of round hay baler equipment, such activity shall not violate the provisions of this Section 2.5, unless such employee, officer or director is working directly or indirectly for Seller.  An entity shall be considered an affiliated entity if it is the parent or subsidiary of Seller or owned more than 25% by the shareholders of Seller or Seller’s parent or subsidiary corporations.  The foregoing notwithstanding, the non-competition agreement contained in this section shall not apply to the manufacture of hay baling equipment that is manufactured as a part of an active hay baler product line purchased by Seller (or another party bound by this non-compete provision) from a third party after the date of Closing.  For a period of five (5) years after closing, Seller will not authorize the use of the name “M&W Baler” by anyone other than Buyer.

Section 2.6.  Returns   The parties will work together to dispose of any wholegoods or parts returned to Seller under applicable dealer laws, provided that Seller may dispose of any such wholegoods or parts as it deems appropriate if the parties are unable to reach agreement.

Section 2.7.  Assistance by Seller   Seller will provide up to four (4) man-weeks of technical support to Buyer set up and start up of Product Line within a one (1) year period at mutually agreeable times.  Except for salary and benefits, Buyer will reimburse Seller for all expenses of personnel provided by Seller, including travel, room and board.

Section 2.8.  Location of Assets.  All Inventory related to the Product Line and all tooling, dies, patterns, or other items of equipment used in the manufacturing of the Product Line and being sold to Buyer are located at Seller's main facility and are described on Schedule 1.1(a) of this Agreement.

Section 2.9.  Access to Properties.  At all times prior to the Closing Date, Seller shall allow Buyer and its authorized representatives access to the Assets as is reasonably required for Buyer to make such investigation as it may desire of the Assets.

ARTICLE III
REPRESENTATIONS AND
WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer for a period of two (2) years after closing, as follows:

Section 3.1.Qualification. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware and has the requisite corporate power to carry on its business as it is now being conducted.

Section 3.2.Title to Assets.  The Seller has good and marketable title to, and is in possession of the Assets free and clear of all liens, mortgages, pledges, conditional sales agreements, title retention agreements, charges, easements, covenants, assessments, restrictions, security interests and encumbrances.

Section 3.3.  Authority.  Seller has full power and authority (corporate and otherwise) to execute and deliver this Agreement and to carry out its terms and obligations.  Seller has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement.

Section 3.4.  Execution and Delivery.  This Agreement has been duly executed by Seller and constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms and conditions.

Section 3.5.  Disclosure.  No representation or warranty by Seller in this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements herein or therein not misleading.

Section 3.6.Litigation and Claims.  There are no judgments unsatisfied against Seller or consent decrees or injunctions affecting the Assets or to which the Assets are subject, and there is no litigation, claim or proceeding pending, or to the knowledge of the Seller threatened, in any court or by any governmental authority or before any arbitrator that would have an adverse effect (whether covered by insurance or not) on the Assets or the Business, nor does the Seller know or have reasonable grounds to know of any basis for any such action or of any governmental investigation related thereto.

Section 3.7.  No Breach of Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (i) violate or result in a breach of or default or acceleration under the Articles of Incorporation or By-Laws of Seller or any instrument or agreement to which Seller is a party or is bound which would have a material adverse effect on the Assets; (ii) violate any judgment, order, injunction, decree or award against or binding upon Seller or the Assets which would have a material adverse effect on the Assets; (iii) result in the creation of any material lien, charge or encumbrance upon the Assets; or (iv) to the best of Seller’s knowledge, violate any law or regulation of any jurisdiction relating to the Business or the Assets, assuming all required regulatory approvals have been obtained in connection with the transactions contemplated hereby.

Section 3.9.  Trade Names and Logos.  Seller has not licensed or otherwise authorized the use of the name “M&W Baler”, to anyone other than Buyer as provided herein, provided that Seller has allowed use of said name by distributors of Seller in connection with the sale of products in the Product Line.  The use of “M & W Baler” by Buyer after Closing in connection with the sale of the products within the Product Line will not, to Seller's knowledge, infringe upon any copyright, trade name or trademark held by any third party.

Section 3.10. Patents.  There are no patents or patents pending applicable with respect to any products in the Product Line.

Section 3.11.  Accounting Matters.  The book value of Seller's Inventory to be conveyed to Buyer hereunder has been kept and determined in accordance with GAAP.  All historical sales figures and financial information furnished to Buyer by Seller is true, accurate and correct in all material respects.

Section 3.12. Tooling and Equipment.  The Purchased Assets includes all jigs, fixtures, dies, molds, specialty tooling and similar items applicable to the Product Line as set forth on Schedule 1.1(a).

Section 3.13. Restrictions on Operations Prior to Closing.  From the date of this Agreement until the Closing, Seller shall conduct its operations in accordance with its ordinary and usual course of business, and Seller shall not take any action which would cause, or fail to take any action necessary to prevent, a material adverse change to the Business.

Section 3.14.  EXCEPT AS OTHERWISE REPRESENTED, WARRANTED OR SET FORTH IN THIS AGREEMENT, THE BUYER SPECIFICALLY AGREES THAT IT HAS PURCHASED THE ASSETS “AS IS”, “WHERE IS” AND “WITH ALL FAULTS” AND DEFECTS, BOTH LATENT AND PATENT, KNOWN OR UNKNOWN, WITH NO WARRANTIES OF ANY KIND WHATSOEVER, WHETHER EXPRESSED OR IMPLIED, OTHER THAN THOSE SPECIFICALLY SET FORTH IN THIS ARTICLE III. The Buyer specifically agrees that the Seller has made no representation or warranty not set forth herein that the Assets constitute all of the assets that are or may be required by the Buyer to conduct a business similar to the Business prior to the Closing Date.  Further, Buyer specifically agrees that it is not relying upon any oral discussions between its representatives and any other representative of Seller or any of its employees, agents or affiliates in entering into this Agreement.

ARTICLE IV
REPRESENTATIONS AND
WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows:

Section 4.1.Qualification. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the state of Iowa and has the requisite corporate power to carry on its business as it is now being conducted.

Section 4.2.  Authority.  Buyer has full power and authority (corporate and otherwise) to execute and deliver this Agreement and to carry out its terms and obligations.  Buyer has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and all of the other related documents.

Section 4.3.  Execution and Delivery.  This Agreement has been duly executed by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms and conditions.

Section 4.4.  Disclosure.  No representation or warranty by Buyer in this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements herein or therein not misleading.

ARTICLE V
INDEMNIFICATION

Section 5.1.Indemnification by Buyer.  The Buyer covenants and agrees to indemnify, defend, protect, and hold harmless the Seller, and its shareholders, directors, officers, employees, agents, representatives, and affiliates, at all times from and after the Closing from and against all claims, damages, losses, liabilities (joint or several), obligations, penalties, defenses, actions, lawsuits, proceedings, judgments, demands, assessments, adjustments, costs, and expenses (including specifically, but without limitation, fees, disbursements, and expenses of attorneys, accountants, other professional advisors and of expert witnesses and costs of investigation and preparation), directly or indirectly resulting from, relating to or arising out of:

a.
the operation of the Buyer’s business on or after the Closing, including, without limitation, the business conducted with the Assets purchased hereunder, regardless of whether the specifications for the Assets are followed exactly by the Buyer or altered in any way by the Buyer;

b.
any product liability, service liability, or breach of warranty claims resulting from damage to property or injury to persons and relating to the Buyer’s business conducted with the Assets on or after the Closing, including any product liability claim arising out of a product manufactured or sold by Buyer on or after the Closing; and

c.	Any breach of Buyer’s representations and warranties in Article IV of this Agreement.

Section 5.2.  Indemnification by Seller.  For a period of ten (10) years after the Closing the Seller covenants and agrees to indemnify, defend, protect, and hold harmless the Buyer, and its shareholders, directors, officers, employees, agents, representatives, and affiliates, from and against all claims, damages, losses, liabilities (joint or several), obligations, penalties, defenses, actions, lawsuits, proceedings, judgments, demands, assessments, adjustments, costs, and expenses (including specifically, but without limitation, fees, disbursements, and expenses of attorneys, accountants, other professional advisors and of expert witnesses and costs of investigation and preparation), directly or indirectly resulting from, relating to or arising out of:

a.	The operation of the Seller’s business prior to the Closing conducted with the Assets purchased hereunder;

b.
Any product liability, service liability, or breach of warranty claims resulting from damage to property or injury to persons and relating to the Seller’s business conducted with the Assets prior to the Closing, including any product liability claim arising out of a product manufactured or sold by Seller prior to Closing;

c.
Any breach of Seller’s representations and warranties in Article III of this Agreement provided the indemnity set forth in this subparagh (c) shall apply only to claims for indemnity asserted within two years of the date of closing; and

d.
Any warranty service performed by Seller after the Closing with respect to any Hay Bailing Equipment sold by Seller prior to Closing, as such warranty service is required pursuant to Section 2.4 of this Agreement.

ARTICLE VI
CONDITIONS PRECEDENT AND TERMINATION

The obligations of Buyer under this Agreement are subject to the fulfillment prior to or on the Closing Date of the following conditions:

a.
Representations and Warranties.  Each of the representations and warranties of the Seller contained in this Agreement shall be accurate in all material respects as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties shall be incorrect as of the Closing Date because of events or changes occurring after the date hereof in the ordinary course of operating the Business as contemplated in this Agreement); and Seller shall have performed all covenants and agreements required to be performed by it and shall not be in default under any of the provisions of this Agreement at or prior to the Closing Date.

b.
No Litigation.  No claim, suit, action or other proceeding shall be pending or threatened before any court or governmental body to restrain or prohibit the consummation of the transaction contemplated hereunder or seeking to put a lien on the Purchased Assets.

c.
Due Diligence.  Buyer, after inspection of the Assets and such further due diligence as shall be conducted by Buyer, shall not have determined that the Assets, the Business or the Product Line is not as set forth in the various inventories, sales figures and other documents furnished to Buyer by Seller.

d.	Destruction or Change. There has been no material adverse change in the Business or the Assets and no material casualty or other loss to the Assets.

In the event of the failure of any of the foregoing conditions, the Buyer may at its option waive said condition precedent, or terminate this contract by written notice to Seller and upon such termination Buyer shall have no further obligation hereunder.

ARTICLE VI
MISCELLANEOUS

Section 6.1.  Assignment.  Neither party may assign this Agreement without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld.

Section 6.2.  Expenses.  Except as may otherwise be specifically set forth in this Agreement, each party shall pay its own expenses, including attorney’s fees, incurred in connection with the transaction contemplated by this Agreement.

Section 6.3.Benefit.  All the terms of this Agreement shall be binding upon, and inure to the benefit of, and be enforceable by the successors, heirs, administrators, executors and assigns of each party.  This Agreement may only be assigned as set forth in Section 6.1 hereof.

Section 6.4. Construction.  THIS AGREEMENT IS BEING DELIVERED AND IS INTENDED TO BE PERFORMED IN THE STATE OF IOWA, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF SUCH STATE.

Section 6.5.  Notices.  All notices, requests, demands, and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered or mailed, first class postage prepaid, to each party at their respective addresses appearing next to their signatures below.

Section 6.6.  Counterparts.  This Agreement may be executed and fully signed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 6.7.  Entire Agreement.  This Agreement and the exhibits attached hereto set forth the entire understanding of the parties hereto and supersede all prior agreements and understandings, whether oral or written.  This Agreement shall not be modified or amended except by written agreement of all parties hereto.

IN WITNESS WHEREOF, the parties have duly executed this Agreement, as of the day and year first above written.

SELLER:

ALAMO GROUP (IL) INC.

By: /s/ Richard Pummell

Name: Richard Pummell

Title: EVP/GM Alamo Ag

BUYER:

ART’S-WAY MANUFACTURING CO., INC.

By: /s/ Carrie Majeski

Name: Carrie Majeski

Title: CEO